SECURITIES AND EXCHANGE COMMISSION
4ashington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated February 6, 2023, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, February 6, 2023 - IRSA Inversiones y Representaciones S.A. (NYSE:IRS, ByMA:IRSA), Argentina's leading Real Estate company, communicates that regarding the issuance of Series XVI Notes which were partially subscribed in kind through the Series  IX Notes, the Company will proceed to cancel the Notes detailed below:

Series IX Notes
Conditions	Issuance Date: November 12, 2020 Maturity Date: March 1, 2023. Nominal Value originally issued: USD 80,676,505
Nominal Value to be cancelled	USD 22,501,600
Nominal Value under circulation	USD 58,174,905

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

February 7, 2023	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets